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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                GVC Venture Corp.
                      -------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    36237L102
                                   -----------
                                 (CUSIP Number)

                               Richard Rubin, Esq.
                      Jenkens & Gilchrist Parker Chapin LLP
                              The Chrysler Building
                              405 Lexington Avenue
                            New York, New York 10174
                                  212-704-6130
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 29, 2004
                     ---------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Bernard Zimmerman & Company, Inc.
        IRS ID# 13-2736451
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [ ]

        (b)    [X]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds: WC


--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization             Connecticut


--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           2,984,353*
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        0
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      0

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        2,984,353*
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        56.4%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

* Represents shares owned by others that are subject to a Stockholders Agreement with the Reporting Person concerning, among other things, voting as to certain matters, as a result of which the Reporting Person may be deemed to be the beneficial owner of such shares.

1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Bernard Zimmerman
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [ ]

        (b)    [X]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds:   N/A


--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization           United States

--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power           0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power         2,984,353*
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power      0
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power    0

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        0
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        56.4%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

* Represents shares owned by others that are subject to a Stockholders Agreement with the Reporting Person concerning, among other things, voting as to certain matters, as a result of which the Reporting Person may be deemed to be the beneficial owner of such shares.

                                PRELIMINARY NOTE

         This Statement is being filed as a result of the entering into of a Stockholders Agreement dated as of April 29, 2004 (the "Stockholders Agreement") among Bernard Zimmerman & Company, Inc. ("Zimmerman Company"), Palisade Investors LLC, Berman Industries, Inc., Russell Banks, Janice Banks and Gordon Banks pursuant to which they have agreed to vote all of the shares of Common Stock of GVC Venture Corp. (the "Company") owned by them, as well as any shares they may acquire under that certain Stock Purchase Agreement dated as of April 29, 2004 (the "Stock Purchase Agreement") by and among the Company, Zimmerman Company, Berman Industries, Inc. and Gordon Banks, in favor of certain matters described in Item 6 of this Statement. This Report is being filed solely because a group may be deemed formed among the parties to the Stockholders Agreement pursuant to Rule 13d-5(b)(1) under the Securities Exchange Act of 1934 since the parties to the Stockholders Agreement have agreed to act together for the purpose of voting the Common Stock of the Company with respect to certain matters. The filing of this Statement should not be deemed an admission that the parties to the Stockholders Agreement are a "group." Furthermore, each party to the Stockholders Agreement disclaims beneficial ownership of the shares owned by the other parties to the Stockholders Agreement.

         ITEM 1.     SECURITIES OF THE ISSUER.

         This Statement relates to the Common Stock, $.10 par value (the "Common Stock"), of GVC Venture Corp. (the "Company"), which is a corporation organized under the laws of Delaware. The Company's principal executive offices are located at 200 East 66th Street, Suite B603, New York, NY 10021-9181.

         ITEM 2.     IDENTITY AND BACKGROUND.

         (a) This Statement is being filed by Bernard Zimmerman & Company, Inc. ("Zimmerman Company"), and Bernard Zimmerman, who is the controlling shareholder of Zimmerman Company (the "Reporting Persons").

         (b) and (c) The address of each Reporting Person is 18 High Meadow Road, Weston, CT 06883. Zimmerman Company is a financial and management consulting firm. Bernard Zimmerman is President and Treasurer of Zimmerman Company.

         The following is information concerning the name, business or residential address, present principal occupation or employment and the name of the principal business and address of any corporation or other organization in which such employment or occupation is conducted and of each executive officer and director of Zimmerman Company:

                                                                                 Present Principal
                                         Position with                           Occupation or Employment
Name and Address                         Zimmerman Company                       and Business Address
---------------------------------------- --------------------------------------- -------------------------------------
Bernard Zimmerman                        President, Treasurer and Director       President and Treasurer of
18 High Meadow Road                                                              Zimmerman Company
Weston, Connecticut 06883                                                        18 High Meadow Road
                                                                                 Weston, Connecticut 06883

                                  Page 4 of 11





Joyce Zimmerman                          Vice President, Secretary and Director  Adjunct Professor
18 High Meadow Road                                                              Fairfield University
Weston, Connecticut  06883                                                       Fairfield, Connecticut 06824

Wayne Zimmerman                          Director                                Personal Investments
18 High Meadow Road                                                              Wayne Zimmerman
Weston, Connecticut  06883                                                       18 High Meadow Road Weston,
                                                                                 Connecticut 06883

         (d) During the last five years, neither of the Reporting Persons nor, to the best of their knowledge, any of the executive officers or directors of Zimmerman Company, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither of the Reporting Persons nor, to the best of their knowledge, any of the executive officers or directors of Zimmerman Company, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Zimmerman Company is a Connecticut corporation. Bernard Zimmerman and each of the executive officers and directors of Zimmerman Company are citizens of the United States.


         ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The $63,000 to be utilized by Zimmerman Company to purchase shares of Common Stock of the Company pursuant to the Stock Purchase Agreement described in Item 6 of this Schedule will be provided by the working capital of Zimmerman Company.

         ITEM 4.     PURPOSE OF TRANSACTION.

         The transactions contemplated by the Stock Purchase Agreement described in Item 6 below (the "Stock Purchase Agreement") are designed to provide the Company with additional funds to continue, for a reasonable period of time, its search for a merger or other business transaction and to induce Bernard Zimmerman and Zimmerman Company to take an active role in seeking value for the Company's stockholders through, an acquisition, sale, merger or other business combination with a privately-held company seeking to operate as a publicly-held company or in another transaction. No prospective business partners are currently under consideration. Zimmerman Company proposes to acquire 6,300,000 shares of the Company's common stock pursuant to the Stock Purchase Agreement described in Item 6, below. Subject to the closing of the transactions contemplated by the Stock Purchase Agreement and the payment by each of $100, Zimmerman Company has granted options to Conrad J. Gunther, Jr., a nominee to serve as a director subject to, and from the time of, the consummation of the Proposed Transaction and to Berman Industries, Inc. to purchase 300,000 and 1,300,000, respectively, of the shares to be acquired by Zimmerman Company pursuant to the Stock Purchase Agreement, exercisable until June 30, 2005 at an exercise price of $.01 per share, the same price to be paid by Zimmerman Company for such shares. One of the effects of the consummation of the transactions contemplated by the Stock Purchase Agreement is a material change in the present capitalization of the Company as, if the transactions contemplated by the Stock Purchase Agreement are consummated, the Company's outstanding Common Stock would increase from 5,294,516 shares to 14,194,516 shares and the par value thereof would decrease from $.10 per share to $.01 per share. One of the purposes of the transactions described in Item 6, below, is to enable the Company to engage in an extraordinary corporate transaction, such as a merger or reorganization, a sale or transfer of a material amount of assets or another transaction. The Stockholders Agreement described in Item 6, below (the "Stockholders Agreement"), will result in Zimmerman Company being entitled to designate for the term of the Stockholders Agreement, a majority of the Company's Board of Directors and will thus result in a change in control of the Company. It is also contemplated that the parties to the Stockholders Agreement will also vote, in the future, to eliminate the classification of the Company's board of directors. Any future business combination is believed almost certain to result in a further change in control of the Company. Except as described above and in Item 6, below, the Reporting Persons have no present plans with respect to (a) the disposition by them of securities of the Company, (b) any change in the dividend policy of the Company, (c) any other material change in the Company's current business or corporate structure, (d) any change in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (e) a class of securities of the Company to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (f) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (g) any action similar to any of those enumerated above.

         ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) The Reporting Persons (without giving effect to the shares owned by the other parties to the Stockholders Agreement) presently own no securities of the Company.

         The Reporting Persons may be deemed a group within the meaning of Rule 13d-5 under the Exchange Act with all other parties to the Stockholders Agreement, and, therefore, each of the Reporting Persons may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of all the shares beneficially owned by each party to the Stockholders Agreement. Giving effect to the shares which the Reporting Persons believes are currently beneficially owned by all parties to the Stockholders Agreement, but excluding the shares owned by trusts of which certain parties (other than the Reporting Persons) to the Stockholder's Agreement, are a trustee (because the shares held by such trusts are not subject to the Stockholders Agreement), the Reporting Persons may be deemed the beneficial owners of an aggregate of 2,984,253 shares of the Company's Common Stock, constituting 56.4% of the outstanding shares of Common Stock based on the 5,294,516 shares outstanding as of March 31, 2004. Such shares are deemed beneficially owned by both Reporting Persons because they share the power to vote or direct the vote over such shares. The Reporting Persons do not have sole voting power, and have no sole or shared dispositive power, over any shares of Common Stock of the Company. See Item 6 for information with respect to the proposed purchase of shares of the Company's Common Stock by Zimmerman Company.

         (c) No transactions in the Company's Common Stock were effectuated by any of the Reporting Persons during the past 60 days. See, however, Item 6, below, for information regarding the Stock Purchase Agreement and the Stockholders Agreement. The Reporting

Persons  understand  that  separate  Schedule  13Ds (or  amendments  to existing
Schedule 13Ds) are being filed by Russell Banks, Janice Banks and Gordon Banks, by Palisade Investors LLC and by Berman Industries, Inc.

         (d) No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

         (e) Not applicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

         On April 29, 2004, Zimmerman Company, Gordon Banks, President, Chief Executive Officer and a director of the Company, and Berman Industries, Inc. ("Berman Industries") entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with the Company pursuant to which Zimmerman Company agreed to purchase 6,300,000 shares of the Company's Common Stock for $63,000, Gordon Banks agreed to purchase 1,300,000 shares of the Company's Common Stock for $13,000 and Berman Industries agreed to convert the Company's $13,000 obligation to it into 1,300,000 shares of the Company's Common Stock (the "Proposed Transaction"). Consummation of the Proposed Transaction is subject to, among other things, the reduction of the par value of the Company's Common Stock discussed below. Subject to the closing of the Proposed Transaction and the payment by each of $100, Zimmerman Company granted options to Conrad J. Gunther, Jr., a nominee to serve as a director subject to, and from the time of, the consummation of the Proposed Transaction. and Berman Industries to purchase 300,000 and 1,300,000, respectively, of the shares to be acquired by Zimmerman Company pursuant to the Stock Purchase Agreement, exercisable until June 30, 2005 at an exercise price of $.01 per share, the same price to be paid by Zimmerman Company for such shares.

         The Company proposes to hold a special meeting of stockholders (the "Meeting") to: (i) authorize an amendment to the Company's Restated Certificate of Incorporation to reduce the par value of the Company's Common Stock from $.10 per share to $.01 per share in order to, among other things, enable the Company to complete the Proposed Transaction; (ii) authorize an amendment to the Company's Restated Certificate of Incorporation to establish a par value of $.01 for the Company's authorized Preferred Stock; (iii) authorize the Company's Board of Directors to implement, without further stockholder action, a reverse split of the Company's Common Stock; and (iv) elect directors to serve if the Proposed Transaction is consummated.

         Zimmerman Company (which will not own any shares until the purchase of shares pursuant to the Stock Purchase Agreement), Russell Banks, Janice Banks and Gordon Banks (the "Banks Family"), Palisade and Berman Industries have also entered into a Stockholders Agreement pursuant to which they have agreed that all shares of the Company's Common Stock owned by them at the time (as well as any shares they acquire under the Stock Purchase Agreement and shares they may transfer to third persons, including the shares that Zimmerman Company may transfer to Mr. Gunther and Berman Industries upon their exercise of the options granted to them by Zimmerman Company) will be voted:

         o in favor of each matter proposed to be submitted to stockholders at the Meeting; and

         o for the election of one director selected by the Reporting Persons, one director selected by Palisade and Berman Industries and a number of directors that would constitute a majority of the Board selected by Zimmerman Company. The Banks Family has nominated Gordon Banks and Zimmerman Company has nominated Bernard Zimmerman and Mr. Gunther for election at the Meeting to serve as directors of the Company subject to, and following, the closing under Stock Purchase Agreement. Palisade and Berman Industries have advised the Company that they do not anticipate nominating a director at the current time.

         The Stockholders Agreement is to terminate on the earliest to occur of:
(i) the termination of the Stock Purchase Agreement without the purchase of any Shares thereunder; (ii) December 31, 2006; or (iii) the liquidation of the Company or the Company's merger with, or sale of substantially all of its assets to, or another change in control transaction with, another entity that is approved by the Board of Directors, following which transaction or series of transactions the stockholders of the Company immediately prior to the first of such transactions do not own more than 50% of the outstanding voting power of the resulting entity at the effective date of the last of such transactions.

         The following table sets forth the shares of the Company's Common Stock that the parties to the Stockholders Agreement, to the knowledge of the Reporting Persons, are presently, and after giving effect to the issuance of shares pursuant to the Stock Purchase Agreement will be, entitled to vote and the percentage of outstanding shares represented by those shares:

                                   BEFORE PROPOSED TRANSACTION                AFTER PROPOSED TRANSACTION
                                   ---------------------------                --------------------------
                                   NUMBER            PERCENT                   NUMBER             PERCENT
                                   OF SHARES         OF CLASS (1)             OF SHARES           OF CLASS(1)
                                   ---------         ------------             ---------           -----------

Banks Family                       1,479,808 (2)       27.9% (2)               2,779,808 (2)       19.6% (2)
Palisade and Berman Industries     1,504,545           28.4%                   2,804,545 (3)       19.8% (3)
                                   ---------         -------                   -------------      ---------
                                   2,984,353           56.4%                   5,584,353           39.4%
Zimmerman Company                         --                                   6,300,000 (3)       44.4% (3)
                                                                               -------------      ---------
                                                                               1,884,353           83.7%
All other stockholders             2,310,163           43.6%                   2,310,163           16.3%
                                   ---------         -------                   ---------          -----
Total outstanding shares           5,294,516          100.0%                  14,194,516          100.0%

-------------------
(1)      Percentages may not add due to rounding differences.

(2) Includes 980,000 shares owned by Russell Banks, 250,000 shares owned by Janice Banks and 249,808 shares owned by Gordon Banks. Excludes 761 shares as to which Russell Banks is trustee (and is entitled to vote) and 293,395 shares held by The Russell Banks Family Trust as to which Janice Banks and a third party are the trustees and share voting power, which shares are not subject to the Stockholders Agreement.

(3) Subject to the closing of the Proposed Transaction and the payment by each of $100, Zimmerman Company has granted options to Conrad J. Gunther, Jr. and Berman Industries to purchase 300,000 and 1,300,000, respectively, of the shares to be acquired by Zimmerman Company pursuant to the Stock Purchase Agreement, exercisable until June 30, 2005 at an exercise price of $.01 per share, the same price being paid by Zimmerman Company for such shares. Assuming the exercise of the option immediately after the Proposed Transaction, Palisade and Berman Industries would own an aggregate of 4,104,545 shares (26.9%), Mr.

         Gunther would own 300,000 shares (2.1%) and Zimmerman Company would own 4,700,000 shares (33.1%) of the Company's then outstanding Common Stock.

         ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.     DESCRIPTION
-----------     -----------

1 Joint Filing Agreement, dated April 29, 2004, pursuant to Rule 13d-1(k), among the Reporting Persons with respect to their joint filing of this Statement.

2 Stock Purchase Agreement, dated as April 29, 2004, by and among GVC Venture Corp., Bernard Zimmerman & Company, Inc., Berman Industries, Inc. and Gordon Banks. Incorporated by reference to
                Exhibit 99.1 to the Company's Current Report on Form 8-K dated (date of earliest event reported: April 29, 2004), File No. 000-15862.

3 Stockholders Agreement, dated as of April 29, 2004, by and among Bernard Zimmerman & Company, Inc., Palisade Investors LLC, Berman Industries, Inc., Russell Banks, Janice Banks and Gordon Banks. Incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K dated (date of earliest event reported: April 29, 2004), File No. 000-15862.

4 Option Agreement, dated April 29, 2004, by and between Bernard Zimmerman & Company, Inc. and Berman Industries, Inc.

5 Option Agreement, dated May 6, 2004, by and between Bernard Zimmerman & Company, Inc. and Conrad J. Gunther, Jr.

                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2004.

                                         BERNARD ZIMMERMAN & COMPANY, INC.


                                         By: /s/ Bernard Zimmerman
                                             -----------------------------------
                                             Bernard Zimmerman, President


                                             /s/ Bernard Zimmerman
                                             -----------------------------------
                                             Bernard Zimmerman

                                                                       Exhibit 1

                             Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G under the Securities Exchange Act of 1934, as amended, we, the signatories of the statement on Schedule 13D to which this Agreement is an exhibit, do hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

Dated: May 7, 2004.



                                              BERNARD ZIMMERMAN & COMPANY, INC.


                                              /s/ Bernard Zimmerman
                                              ----------------------------------
                                                  Bernard Zimmerman, President


                                              /s/ Bernard Zimmerman
                                              ----------------------------------
                                                  Bernard Zimmerman

                                                                       Exhibit 4

                                OPTION AGREEMENT
                                ----------------


         OPTION AGREEMENT made as of April 29, 2004, by and between Bernard Zimmerman & Company, Inc., a Connecticut corporation (the "Grantor"), and Berman Industries, Inc., a Florida corporation ("the Optionee").

                              W I T N E S S E T H:
                              --------------------

         In consideration of the mutual agreements herein contained, the parties hereto agree as follows:

         1. Option Grant. The Grantor hereby grants to the Optionee, subject to the terms and conditions set forth in this Option, the absolute and irrevocable right and option (this "Option") to purchase from the Grantor, and to require the Grantor to sell to the Optionee, for $.01 per share (the "Exercise Price") up to and including 1,300,000 shares of Common Stock, which immediately prior to the consummation of the Stock Purchase Agreement (as defined below) shall have a par value of $.01 par value (the "Shares"), of GVC Venture Corp., a Delaware corporation (the "Company"), which shares the Grantor proposes to acquire from the Company pursuant to that certain Stock Purchase Agreement of even date herewith among the Grantor, the Optionee, Gordon Banks and the Company (the "Stock Purchase Agreement"); provided, however, that the grant of this Option is subject to:

            (a) the purchase by the Grantor of the Shares pursuant to the Stock Purchase Agreement; and

            (b) the payment to the Grantor by the Optionee of an aggregate of $100 by check subject to collection within five (5) Business Days (as defined below) after the Optionee is advised, in writing, by the Grantor that the Grantor's purchase of the Shares under the Stock Purchase Agreement has been consummated.

            (c) Notwithstanding the foregoing, this Option shall terminate at the time of termination of the Stock Purchase Agreement (including by virtue of a failure of a condition precedent to be fulfilled and not be waived) if the Optionee shall not acquire the Shares pursuant thereto.

         2. Legend on the Shares. The stock certificates evidencing the Shares held by Zimmerman Company shall, so long as this Option pertains thereto, bear the following legend:

               "The shares represented by this certificate are subject to the terms and conditions of an Option Agreement dated as of April 29, 2004 by and between Bernard Zimmerman & Company, Inc. and Berman Industries, Inc., a copy of which is on file at the principal office of the Company."

         3. Term of Option. The right granted to the Optionee under this Option may be exercised in whole or in part, at any time but on one occasion only, until June 30, 2005 (the "Expiration Date").

         4. Exercise Notice. (a) As a condition to the exercise of the rights granted to the Optionee under this Option, the Optionee shall give the Grantor written notice of the Optionee's election to exercise this Option, which notice shall be given not more than 30 days and not less than 10 days prior to the Closing Date (as defined below), which notice shall be accompanied by a letter confirming that at the time of exercise of this Option:

               (i) The Optionee is an "accredited investor," within the meaning of Rule 501 of Regulations D promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act"), a copy of which definition is annexed hereto as Exhibit A.

               (ii) The Optionee (A) recognizes that the Optionee's investment in the Shares involves a high degree of risk; (B) is able to bear the economic risks of the investment in the Shares and is able to hold the Shares for an indefinite period of time; (C) has a sufficient net worth to sustain a loss of the Optionee's entire investment in the event such a loss should occur; and (D) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the investment.

               (iii) In making the Optionee's decision to purchase the Shares, the Optionee (A) has relied solely upon documents filed by the Company with the Securities and Exchange Commission, and such due diligence made by the Optionee as the Optionee considered appropriate, regarding the Company and an investment in the Shares, (B) is not relying upon any representations or warranties made by or on behalf of the Grantor and (C) acknowledges that the Optionee has had an opportunity to consult with the Optionee's own attorney regarding legal matters concerning the Company and an investment in the Shares and to consult with the Optionee's tax advisor regarding the tax consequences of an investment in the Shares.

               (iv) The Optionee (A) is acquiring the Shares for the Optionee's own account, and not with a view to any resale or distribution of the Shares, in whole or in part, in violation of the Securities Act or any applicable securities laws and (B) has not offered or sold any of the Shares and has no present intention or agreement to divide the Shares with others for purposes of selling, offering, distributing or otherwise disposing of any of the Shares.

               (v) The Optionee understands that (A) the offer and sale of the Shares upon exercise of this Option is intended to be exempt from registration under the Securities Act, by virtue of Section 4(1) under the Securities Act; (B) the Shares have not been, and may never be, registered under the Securities Act; (C) the Shares cannot be sold, transferred, assigned, pledged or hypothecated unless they are first registered under the Securities Act and such state and other securities laws as may be applicable or, in the opinion of counsel for the Company or the holder of the Shares, an exemption from registration under the Securities Act is available (and then the Shares may be sold, transferred, assigned, pledged or hypothecated only in compliance with such exemption and all applicable state and other securities laws). The following legends will be placed upon the certificates for the Shares:

               "The Shares represented by this certificate have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), and may not be offered for sale, sold or otherwise transferred, pledged or hypothecated, in the absence of an effective registration statement under the Securities Act or a written opinion of counsel for the Company or the holder hereof that such offer, sale, transfer, pledge or hypothecation is exempt from the registration provisions of the Securities Act and such state and other securities laws as may be applicable."

               "The Shares represented by this certificate are subject to the terms and conditions of a Shareholders Agreement dated as of April 29, 2004 by and among certain stockholders of the Company, a copy of which is on file at the principal office of the Company."

               (vi) The Optionee understands that no United States federal (including, without limitation, the Securities and Exchange Commission) or any state agency or any similar agency of any other country, has reviewed, approved, passed upon or made any recommendation or endorsement regarding the Company or the purchase of the Shares.

               (vii) The Optionee acknowledges and agrees that the Shares will be subject to the Stockholders Agreement as Shares held by the "Palisades/Berman Stockholders."

            (b) The Closing Date shall be on such day (other than a Saturday or Sunday) on which commercial banks in New York City are generally open (a "Business Day") as may be selected by the Optionee (the "Closing Date") in said notice but no later than the Expiration Date). Said notice shall specify the number of shares of Common Stock which the Optionee intends to purchase from the Grantor under this Option, the Closing Date, and a time between 10:00 a.m. and 2:00 p.m. on the Closing Date at which the Closing hereunder (the "Closing") is to occur and the place in the Borough of Manhattan in New York City where the Closing is to occur. The parties hereto may mutually agree to any other place, time and Closing Date for the Closing.

         5. Deliveries at the Closing. At the Closing:

            (a) The Grantor shall deliver to the Optionee one or more stock certificates (with stock powers for the transfer thereof to the Optionee, with signature guaranteed by a national bank or trust company or by a member of the New York Stock Exchange, and with all necessary documentary transfer tax stamps affixed) representing the Shares being sold in accordance with the notice given under Section 3, free and clear of all mortgages, liens, charges and other encumbrances; and

            (b) The Optionee shall pay to the Grantor, by cash or check subject to collection, the full Exercise Price of the Shares being so transferred and sold by the Grantor to the Optionee.

         6. Dilution Protection. In case the Company shall at any time subdivide its outstanding shares of Common Stock into a greater number of shares or shall pay a dividend in capital stock on the outstanding shares of Common Stock of the Company, the Exercise Price in effect immediately prior to such subdivision or dividend shall be reduced proportionately and the number of Shares to be received by the Optionee on exercise of this Option shall be increased proportionately. Conversely, in case the outstanding shares of Common Stock of the Company shall be combined into a smaller number of shares, the Exercise Price in effect immediately prior to such subdivision shall be increased proportionately and the number of Shares to be received by the Optionee on exercise of this Option shall be decreased proportionately.

            If any capital reorganization or reclassification of the capital stock of the Company, or consolidation or merger of the Company with another corporation, or liquidation of the Company, shall be effected, then the Optionee shall have the right to purchase, upon the exercise of this Option, and receive (upon the basis and upon the terms and conditions specified in this Option and in lieu of the Shares immediately theretofore purchasable under this Option), such shares of stock, securities or assets as the Optionee would have been entitled to receive if, immediately prior to such reorganization, reclassification, consolidation, merger or liquidation, the Optionee had exercised this Option.

         7. Effect of Expiration of Option. If the Optionee does not exercise in full the right granted by this Option prior to the Expiration Date, this Option shall expire and terminate and the Grantor shall be free and clear from all remaining obligations under this Option.

         8. Miscellaneous.

            (a) Notices. All notices, requests, demands and other communications which are required to be or which may be given under this Option shall be in writing and shall be deemed to have been duly given when delivered in person, the scheduled Business Day of delivery if sent by Express Mail, Federal Express, other overnight delivery service or five Business Days after mailed if mailed by certified or registered first class mail return receipt requested, in any such case with delivery charges prepaid, to the party to whom the same is so given or made, at the following addresses (or such other address as shall be provided by notice given in accordance with this Section 8(a) by the party whose address is to be changed):

                If to the Grantor:

                        Bernard Zimmerman & Company, Inc.
                        c/o Bernard Zimmerman
                        18 High Meadow Road
                        Weston, Connecticut  06883

                If to the Optionee:

                        Berman Industries, Inc.
                        c/o Palisade Investors LLC
                        1 Bridge Plaza
                        Fort Lee, New Jersey  07024
                        Attention:  Steven E. Berman

            (b) Amendments. This Option and any term hereof may not be amended, changed, waived, discharged or terminated except by an instrument in writing signed by both of the parties hereto.

            (c) Waivers. The failure of a party to insist upon strict adherence to any term or provision of this Option on any occasion shall not be considered a waiver, or deprive the party of the right thereafter to insist upon strict adherence to that term or provision or any other term or provision of this Option. Any waiver must be in writing and be duly executed by the party to be charged.

            (d) Assignment. This Option may not be assigned by any party hereto without the prior written consent of the other party, except that the Optionee may assign its rights hereunder to members of the "immediate family" (as that term is defined in Instruction 2 to Item 404(a) of Regulation S-K promulgated by the Securities and Exchange Commission) of Martin L. Berman, and trusts exclusively for the benefit of such persons; provided, however, that this Option must be exercised by all such assignees and persons entitled to benefits hereunder pursuant to Section 8(e) on one occasion only at the same time in accordance with the terms of this Option.

            (e) Binding Effect. This Option shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns and the successors, heirs, estate, personal representatives of permitted assigns.

            (f) Governing Law. This Option shall be governed and interpreted in accordance with the laws of the state of Delaware, without regard to the conflict of laws principles thereof that would defer to the laws of another jurisdiction or the actual domiciles of the parties hereto.

            (g) Counterparts. This Option may be executed in two or more counterparts and each party hereto on a separate counterpart, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

            (h) Headings. The headings in this Option are for purposes of reference only and shall not be considered in construing this Option.

            (i) Entire Agreement. This Option contains the entire understanding of the parties hereto, and supersedes all prior discussions and understandings of the parties hereto, respecting the subject matter hereof.

            (j) Severability. If any provision of this Option or the application of any provision to any person or circumstance shall be held invalid, the remainder of this Option, or the application of that provision to persons or circumstances other than those which it is held invalid, shall not be affected thereby.

     IN WITNESS WHEREOF, the parties have executed and delivered this Option.

                                     BERNARD ZIMMERMAN & COMPANY, INC.



                                     By: /s/ Bernard Zimmerman
                                        ----------------------------------------
                                        Bernard Zimmerman, President



                                     BERMAN INDUSTRIES, INC.


                                     By: /s/ Steven E. Berman
                                        ----------------------------------------
                                        Steven E. Berman, Vice President

                                    EXHIBIT A

                        Definition of Accredited Investor
                        ---------------------------------

     An "Accredited Investor" is any of the following:

         (a) a bank as defined in Section 3(a)(2) of the Federal Act, a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Federal Act, whether acting in its individual or fiduciary capacity, a broker-dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended, an insurance company as defined in Section 2(13) of the Federal Act, an investment company registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"), or a business development company as defined in Section 2(48) of that act, or a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958, as amended.

         (b) a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees and such plan has total assets in excess of $5,000,000.

         (c) an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and either

             (i) the decision to acquire LP Interests has been made by a plan fiduciary, as defined in Section 3(21) of ERISA, and the plan fiduciary is a bank, savings and loan association, insurance company or registered investment adviser,

             (ii) the employee benefit plan has total assets in excess of $5,000,000, or

             (iii) if the employee benefit plan is a self-directed plan, investment decisions are made solely by persons that are "accredited investors."

         (d) a private business development company as defined in Section 202(a)(22) of the Investment Company Act.

         (e) any of the following:  (i) a tax-exempt  organization  described in
Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the "Code"),
(ii) a corporation, (iii) a Massachusetts or similar business trust or (iv) a partnership, in any such case, which was not formed for the specific purpose of acquiring shares pursuant to this Agreement and which has total assets in excess of $5,000,000.

         (f) a director or executive officer of the Company.

         (g) a natural person whose individual net worth, or joint net worth with the Investor's spouse, exceeds $1,000,000 on the date hereof.

         (h) a natural person whose individual income for each of the two most recent years is in excess of $200,000, or whose joint income with the Investor's spouse was in excess of $300,000 for each of the two most recent years, and, in either case, the Investor has a reasonable expectation of reaching the same income level in the current year.

         (i) a trust with total assets in excess of $5,000,000 which was not formed for the specific purpose of acquiring shares pursuant to this Agreement, and the decision to purchase shares pursuant to this Agreement is directed by a "sophisticated person" as defined in Rule 506(b)(2)(ii) under Regulation D.

         (j) is an entity in which all of the equity owners are accredited investors.

                                                                       Exhibit 5

                                OPTION AGREEMENT
                                ----------------


         OPTION AGREEMENT made as of May 6, 2004, by and between Bernard Zimmerman & Company, Inc., a Connecticut corporation (the "Grantor"), and Conrad
J. Gunther, Jr., an individual ("the Optionee").

                              W I T N E S S E T H:
                              --------------------

         In consideration of the mutual agreements herein contained, the parties hereto agree as follows:

         1. Option Grant. The Grantor hereby grants to the Optionee, subject to the terms and conditions set forth in this Option, the absolute and irrevocable right and option (this "Option") to purchase from the Grantor, and to require the Grantor to sell to the Optionee, for $.01 per share (the "Exercise Price") up to and including 300,000 shares of Common Stock, which immediately prior to the consummation of the Stock Purchase Agreement (as defined below) shall have a par value of $.01 par value (the "Shares"), of GVC Venture Corp., a Delaware corporation (the "Company"), which shares the Grantor proposes to acquire from the Company pursuant to that certain Stock Purchase Agreement of even date herewith among the Grantor, Berman Industries, Inc., Gordon Banks and the Company (the "Stock Purchase Agreement"); provided, however, that the grant of this Option is subject to:

            (a) the purchase by the Grantor of the Shares pursuant to the Stock Purchase Agreement; and

            (b) the payment to the Grantor by the Optionee of an aggregate of $100 by check subject to collection within five (5) Business Days (as defined below) after the Optionee is advised, in writing, by the Grantor that the Grantor's purchase of the Shares under the Stock Purchase Agreement has been consummated.

            (c) Notwithstanding the foregoing, this Option shall terminate at the time of termination of the Stock Purchase Agreement (including by virtue of a failure of a condition precedent to be fulfilled and not be waived) if the Optionee shall not acquire the Shares pursuant thereto.

         2. Legend on the Shares. The stock certificates evidencing the Shares held by Zimmerman Company shall, so long as this Option pertains thereto, bear the following legend:

               "The shares represented by this certificate are subject to the terms and conditions of an Option Agreement dated as of May 6, 2004 by and between Bernard Zimmerman & Company, Inc. and Conrad J. Gunther, Jr., a copy of which is on file at the principal office of the Company."

         3. Term of Option. The right granted to the Optionee under this Option may be exercised in whole or in part, at any time but on one occasion only, until June 30, 2005 (the "Expiration Date").

         4. Exercise Notice. (a) As a condition to the exercise of the rights granted to the Optionee under this Option, the Optionee shall give the Grantor written notice of the Optionee's election to exercise this Option, which notice shall be given not more than 30 days and not less than 10 days prior to the Closing Date (as defined below), which notice shall be accompanied by a letter confirming that at the time of exercise of this Option:

               (i) The Optionee is an "accredited investor," within the meaning of Rule 501 of Regulations D promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act"), a copy of which definition is annexed hereto as Exhibit A.

               (ii) The Optionee (A) recognizes that the Optionee's investment in the Shares involves a high degree of risk; (B) is able to bear the economic risks of the investment in the Shares and is able to hold the Shares for an indefinite period of time; (C) has a sufficient net worth to sustain a loss of the Optionee's entire investment in the event such a loss should occur; and (D) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the investment.

               (iii) In making the Optionee's decision to purchase the Shares, the Optionee (A) has relied solely upon documents filed by the Company with the Securities and Exchange Commission, and such due diligence made by the Optionee as the Optionee considered appropriate, regarding the Company and an investment in the Shares, (B) is not relying upon any representations or warranties made by or on behalf of the Grantor and (C) acknowledges that the Optionee has had an opportunity to consult with the Optionee's own attorney regarding legal matters concerning the Company and an investment in the Shares and to consult with the Optionee's tax advisor regarding the tax consequences of an investment in the Shares.

               (iv) The Optionee (A) is acquiring the Shares for the Optionee's own account, and not with a view to any resale or distribution of the Shares, in whole or in part, in violation of the Securities Act or any applicable securities laws and (B) has not offered or sold any of the Shares and has no present intention or agreement to divide the Shares with others for purposes of selling, offering, distributing or otherwise disposing of any of the Shares.

               (v) The Optionee understands that (A) the offer and sale of the Shares upon exercise of this Option is intended to be exempt from registration under the Securities Act, by virtue of Section 4(1) under the Securities Act; (B) the Shares have not been, and may never be, registered under the Securities Act; (C) the Shares cannot be sold, transferred, assigned, pledged or hypothecated unless they are first registered under the Securities Act and such state and other securities laws as may be applicable or, in the opinion of counsel for the Company or the holder of the Shares, an exemption from registration under the Securities Act is available (and then the Shares may be sold, transferred, assigned, pledged or hypothecated only in compliance with such exemption and all applicable state and other securities laws). The following legends will be placed upon the certificates for the Shares:

               "The Shares represented by this certificate have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), and may not be offered for sale, sold or otherwise transferred, pledged or hypothecated, in the absence of an effective registration statement under the Securities Act or a written opinion of counsel for the Company or the holder hereof that such offer, sale, transfer, pledge or hypothecation is exempt from the registration provisions of the Securities Act and such state and other securities laws as may be applicable."

               "The Shares represented by this certificate are subject to the terms and conditions of a Shareholders Agreement dated as of May 6, 2004 by and among certain stockholders of the Company, a copy of which is on file at the principal office of the Company."

               (vi) The Optionee understands that no United States federal (including, without limitation, the Securities and Exchange Commission) or any state agency or any similar agency of any other country, has reviewed, approved, passed upon or made any recommendation or endorsement regarding the Company or the purchase of the Shares.

               (vii) The Optionee acknowledges and agrees that the Shares will be subject to the Stockholders Agreement as Shares held by the "Zimmerman Stockholders."

            (b) The Closing Date shall be on such day (other than a Saturday or Sunday) on which commercial banks in New York City are generally open (a "Business Day") as may be selected by the Optionee (the "Closing Date") in said notice but no later than the Expiration Date). Said notice shall specify the number of shares of Common Stock which the Optionee intends to purchase from the Grantor under this Option, the Closing Date, and a time between 10:00 a.m. and 2:00 p.m. on the Closing Date at which the Closing hereunder (the "Closing") is to occur and the place in the Borough of Manhattan in New York City where the Closing is to occur. The parties hereto may mutually agree to any other place, time and Closing Date for the Closing.

         5. Deliveries at the Closing. At the Closing:

            (a) The Grantor shall deliver to the Optionee one or more stock certificates (with stock powers for the transfer thereof to the Optionee, with signature guaranteed by a national bank or trust company or by a member of the New York Stock Exchange, and with all necessary documentary transfer tax stamps affixed) representing the Shares being sold in accordance with the notice given under Section 3, free and clear of all mortgages, liens, charges and other encumbrances; and

            (b) The Optionee shall pay to the Grantor, by cash or check subject to collection, the full Exercise Price of the Shares being so transferred and sold by the Grantor to the Optionee.

         6. Dilution Protection. In case the Company shall at any time subdivide its outstanding shares of Common Stock into a greater number of shares or shall pay a dividend in capital stock on the outstanding shares of Common Stock of the Company, the Exercise Price in effect immediately prior to such subdivision or dividend shall be reduced proportionately and the number of Shares to be received by the Optionee on exercise of this Option shall be increased proportionately. Conversely, in case the outstanding shares of Common Stock of the Company shall be combined into a smaller number of shares, the Exercise Price in effect immediately prior to such subdivision shall be increased proportionately and the number of Shares to be received by the Optionee on exercise of this Option shall be decreased proportionately.

            If any capital reorganization or reclassification of the capital stock of the Company, or consolidation or merger of the Company with another corporation, or liquidation of the Company, shall be effected, then the Optionee shall have the right to purchase, upon the exercise of this Option, and receive (upon the basis and upon the terms and conditions specified in this Option and in lieu of the Shares immediately theretofore purchasable under this Option), such shares of stock, securities or assets as the Optionee would have been entitled to receive if, immediately prior to such reorganization, reclassification, consolidation, merger or liquidation, the Optionee had exercised this Option.

         7. Effect of Expiration of Option. If the Optionee does not exercise in full the right granted by this Option prior to the Expiration Date, this Option shall expire and terminate and the Grantor shall be free and clear from all remaining obligations under this Option.

         8. Miscellaneous.

            (a) Notices. All notices, requests, demands and other communications which are required to be or which may be given under this Option shall be in writing and shall be deemed to have been duly given when delivered in person, the scheduled Business Day of delivery if sent by Express Mail, Federal Express, other overnight delivery service or five Business Days after mailed if mailed by certified or registered first class mail return receipt requested, in any such case with delivery charges prepaid, to the party to whom the same is so given or made, at the following addresses (or such other address as shall be provided by notice given in accordance with this Section 8(a) by the party whose address is to be changed):

                If to the Grantor:

                       Bernard Zimmerman & Company, Inc.
                       c/o Bernard Zimmerman
                       18 High Meadow Road
                       Weston, Connecticut 06883

                If to the Optionee:

                       Conrad J. Gunther, Jr.
                       249 Jennings Road
                       Cold Spring Harbor, New York 11724

            (b) Amendments. This Option and any term hereof may not be amended, changed, waived, discharged or terminated except by an instrument in writing signed by both of the parties hereto.

            (c) Waivers. The failure of a party to insist upon strict adherence to any term or provision of this Option on any occasion shall not be considered a waiver, or deprive the party of the right thereafter to insist upon strict adherence to that term or provision or any other term or provision of this Option. Any waiver must be in writing and be duly executed by the party to be charged.

            (d) Assignment. This Option may not be assigned by any party hereto without the prior written consent of the other party, except that the Optionee may assign its rights hereunder to members of the Optionee's "immediate family" (as that term is defined in Instruction 2 to Item 404(a) of Regulation S-K promulgated by the Securities and Exchange Commission), and trusts exclusively for the benefit of such persons; provided, however, that this Option must be exercised by all such assignees and persons entitled to benefits hereunder pursuant to Section 8(e) on one occasion only at the same time in accordance with the terms of this Option.

            (e) Binding Effect. This Option shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns and the successors, heirs, estate, personal representatives of permitted assigns.

            (f) Governing Law. This Option shall be governed and interpreted in accordance with the laws of the state of Delaware, without regard to the conflict of laws principles thereof that would defer to the laws of another jurisdiction or the actual domiciles of the parties hereto.

            (g) Counterparts. This Option may be executed in two or more counterparts and each party hereto on a separate counterpart, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

            (h) Headings. The headings in this Option are for purposes of reference only and shall not be considered in construing this Option.

            (i) Entire Agreement. This Option contains the entire understanding of the parties hereto, and supersedes all prior discussions and understandings of the parties hereto, respecting the subject matter hereof.

            (j) Severability. If any provision of this Option or the application of any provision to any person or circumstance shall be held invalid, the remainder of this Option, or the application of that provision to persons or circumstances other than those which it is held invalid, shall not be affected thereby.

         IN WITNESS WHEREOF, the parties have executed and delivered this Option.

                                       BERNARD ZIMMERMAN & COMPANY, INC.



                                       By: /s/ Bernard Zimmerman
                                          --------------------------------------
                                          Bernard Zimmerman, President


                                       /s/ Conrad J. Gunther, Jr.
                                       -----------------------------------------
                                          Conrad J. Gunther, Jr.

                                    EXHIBIT A

                        Definition of Accredited Investor
                        ---------------------------------

         An "Accredited Investor" is any of the following:

         (a) a bank as defined in Section 3(a)(2) of the Federal Act, a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Federal Act, whether acting in its individual or fiduciary capacity, a broker-dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended, an insurance company as defined in Section 2(13) of the Federal Act, an investment company registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"), or a business development company as defined in Section 2(48) of that act, or a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958, as amended.

         (b) a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees and such plan has total assets in excess of $5,000,000.

         (c) an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and either

             (i) the decision to acquire LP Interests has been made by a plan fiduciary, as defined in Section 3(21) of ERISA, and the plan fiduciary is a bank, savings and loan association, insurance company or registered investment adviser,

             (ii) the employee benefit plan has total assets in excess of $5,000,000, or

             (iii) if the employee benefit plan is a self-directed plan, investment decisions are made solely by persons that are "accredited investors."

         (d) a private business development company as defined in Section 202(a)(22) of the Investment Company Act.

         (e) any of the following:  (i) a tax-exempt  organization  described in
Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the "Code"),
(ii) a corporation, (iii) a Massachusetts or similar business trust or (iv) a partnership, in any such case, which was not formed for the specific purpose of acquiring shares pursuant to this Agreement and which has total assets in excess of $5,000,000.

         (f) a director or executive officer of the Company.

         (g) a natural person whose individual net worth, or joint net worth with the Investor's spouse, exceeds $1,000,000 on the date hereof.

         (h) a natural person whose individual income for each of the two most recent years is in excess of $200,000, or whose joint income with the Investor's spouse was in excess of $300,000 for each of the two most recent years, and, in either case, the Investor has a reasonable expectation of reaching the same income level in the current year.

         (i) a trust with total assets in excess of $5,000,000 which was not formed for the specific purpose of acquiring shares pursuant to this Agreement, and the decision to purchase shares pursuant to this Agreement is directed by a "sophisticated person" as defined in Rule 506(b)(2)(ii) under Regulation D.

         (j) is an entity in which all of the equity owners are accredited investors.